MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2014

August 6, 2014

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Oncolytics Biotech Inc.® as at and for the three and six months ended June 30, 2014 and 2013, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2013. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board.
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2014 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of REOLYSIN, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN Development Update For 2014

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal is to advance REOLYSIN through the various stages of development required for successful pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.

Clinical Trial Program

Our clinical trial program is made up of randomized and non-randomized clinical trials that are sponsored by Oncolytics and by third parties. We began the second quarter of 2014 with a clinical trial program consisting of 15 clinical trials including seven randomized clinical trials of which 12 are sponsored by third parties. During the second quarter of 2014, we presented additional clinical data from stage 1 of our randomized phase III head and neck trial completing this stage of the trial and expanded our clinical program to include a translational myeloma study sponsored by the U.S. National Cancer Institute ("NCI"). We exited the seconded quarter of 2014 with 15 clinical trials including six randomized clinical trials. Of these 15 clinical trials, we now fund two clinical trials and third parties sponsor the other 13.

Clinical Trial - Third Party Clinical Trials

Third Party Trials have allowed us to expand our clinical program to include additional cancer indications (pancreatic, ovarian, colorectal, prostate, breast, squamous cell carcinoma, lung cancer and multiple myeloma) while allowing us to remain focused on our company sponsored trials. Our Third Party Trials require that we supply enough REOLYSIN for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics. Our Third Party Trials are sponsored by the NCI, the National Cancer Institute of Canada Clinical Trials Group ("NCIC"), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”).

We began the second quarter of 2014 with 12 third party sponsored clinical trials ("Third Party Trials"). During the second quarter of 2014, we expanded our Third Party Trials to include a translational study investigating REOLYSIN in combination with dexamethasone and carfilzomib for patients with relapsed or refractory myeloma. This trial is sponsored by the NCI and is their 5th currently active clinical trial with us.

Clinical Trial - Stage 1 of our Randomized Phase III Head and Neck Trial

During the second quarter of 2014, we announced additional data from stage 1 of our randomized, double-blinded clinical study examining REOLYSIN in combination with carboplatin and paclitaxel in patients with second-line, platinum-refractory, taxane-naïve head and neck cancers. This study enrolled a total of 167 patients. Patients on the control arm were treated with carboplatin, paclitaxel and a placebo, while those on the test arm were treated with carboplatin, paclitaxel and REOLYSIN. Data was available for 165 patients, and was analyzed on an intent-to-treat basis.

Summary clinical results included:

Patients with Loco-Regional Head and Neck Disease, With or Without Distal Metastases

•
118 patients had loco-regional head and neck disease, with or without distal metastases. As previously disclosed in 2013, under these study conditions, test arm patients in this group had a progression-free survival (PFS) benefit over control arm patients through five cycles of therapy;

•
An intent-to-treat analysis of the 118 loco-regional patients using Type II censoring from the median PFS in each arm (48 days in the control arm and 95 days in the test arm) showed a statistically significant improvement in PFS for the test arm versus the control arm (p=0.0072, hazard ratio=0.5360);

•
An intent-to-treat analysis of the overall survival (OS) of the 118 patients with loco-regional disease was performed on all patients to the median PFS in each arm, censoring any patients who received post-discontinuation therapy at the date at which they commenced the first of these therapies. This analysis demonstrated a statistically significant improvement in OS for the test arm versus the control arm (p=0.0146, hazard ratio=0.5099); and

•
The 118 patients with loco-regional head and neck disease, with or without distal metastases, were evaluated for percentage magnitude of tumour shrinkage at the first post-treatment scan (performed at approximately six weeks). The test arm showed a statistical trend towards better tumour stabilization (defined as 0% growth) or shrinkage over the control arm (p=0.076).

Patients with Distal Metastases Alone

•
There were 47 patients with distal metastases alone. At the time of the analysis, eight of the 47 patients were still alive. The test arm patients in this group maintained a PFS benefit over control arm patients for five cycles of therapy. There are too few patients to power a statistical analysis of the PFS and OS of this patient group; and

•
The 47 patients with distal metastases alone were evaluated for percentage magnitude of tumour shrinkage at the first post-treatment scan (performed at approximately six weeks). The test arm demonstrated statistically significantly better tumour stabilization (defined as 0% growth) or shrinkage than the control arm (p=0.021).

Clinical Trial - Other Results

Phase I Intravenous Administration of REOLYSIN in Patients Prior to Surgical Resection of Recurrent High Grade Primary or Metastatic Brain Tumors
During the second quarter of 2014, an abstract detailing early results from a translational study looking at the intravenous administration of REOLYSIN to patients with primary or metastatic brain tumors was released at the April 2014 ASCO Annual Meeting held in Chicago, Illinois. The abstract, titled "Oncolytic wild-type reovirus infection in brain tumors following intravenous administration in patients," contends that intravenous delivery to brain tumors would be easier, cheaper and more acceptable to patients than intralesional administration. To date, no oncolytic virus has been shown to infect brain tumors following intravenous delivery. The trial aims to identify whether wild-type reovirus can cross the blood brain barrier and infect brain tumors following intravenous administration. It is an open-label, non-randomized, single centre study of intravenous wild-type reovirus administered to patients prior to planned surgery for recurrent high grade glioma or metastatic brain tumors. In total, 12 patients will be treated with a single infusion of 1x1010 TCID50 of wild-type reovirus. The primary objective is to determine the presence of wild-type reovirus in the resected tumours as assessed by immunohistochemistry, RNA in-situ hybridization and retrieval of infectious virions.

Three patients have completed the study to date, including one with glioblastoma multiforme, one with grade 3 oligodendroglioma and one with colorectal brain metastasis. Two of the three patients were taking high dose steroids. All three resected patient tumours contained wild-type reovirus RNA and protein. There was evidence for wild-type reovirus productive infection in two of the tumours. Grade 3-4 adverse reactions were neutropenia in one patient and lymphopenia in all three patients. Based on the findings, the researchers concluded they have shown for the first time that an oncolytic virus, wild-type reovirus, infects and replicates in brain tumors following intravenous administration. It is anticipated this trial could pave the way for phase I/II trials and combination studies using wild-type reovirus in patients with high grade gliomas and brain metastases.

Clinical Trial - Biomarker Studies

Our objective for biomarker studies is to determine if there are predictive biomarkers that will allow us to better target REOLYSIN as a cancer therapy in a number of indications. During the second quarter of 2014, we announced that a poster authored by Bolton, et al was presented at the 8th Annual International Conference on Oncolytic Virus Therapeutics held in Oxford, UK. The poster, titled "Resistance to oncolytic reovirus is associated with high expression of Yes-Associated Protein (YAP-1) in head and neck cancer," covered preclinical research focused on identifying biomarkers predictive of sensitivity/resistance to reovirus in head and neck cancer cell lines.

Researchers examined reovirus in panels of head and neck cancer cell lines to determine their sensitivity to reovirus-induced oncolysis. The study results showed that high YAP-1 protein expression correlated with reovirus resistance, whereas low YAP-1 expression correlated with sensitivity to reovirus infection. They also indicated that knocking the YAP-1 gene down resulted in certain cells becoming significantly more sensitive to reovirus infection. The researchers concluded that YAP-1 is a possible biomarker for sensitivity/resistance to reovirus infection in head and neck cancer and that further investigation into the crosstalk between chemical signaling pathways upstream and downstream of YAP-1 and its cellular localization, is important in understanding how it may be impeding reovirus oncolysis.

Clinical Trial - Registration Pathway

During the second quarter of 2014, we began the process of determining the next steps with respect to our registration pathway. While our Third Party investigators are ultimately responsible for the pace of enrollment, we are working closely with them to support the enrollment in our six randomized clinical trials and are preparing for the subsequent data analysis. In the second quarter of 2014, we began the consultation process for our registration pathway with our regulatory advisors, our investigators on our existing randomized clinical studies and key opinion leaders. During the remainder of 2014, we expect to meet with the U.S.

Federal Drug Administration and European regulatory agencies to seek advice and input on our registration path. Our objective is to define a path to registration that consists of a study or group of studies that takes into consideration our understanding of REOLYSIN and our clinical trial experiences to date. We expect the registration study or studies will consider the profile of the respective patient populations, the stability of the standard of care for the particular indication, the type of endpoint and the speed at which we can achieve each endpoint, and the ability to use genetic markers.

We expect to finalize and commence elements of our registration pathway by the end of 2014.

Manufacturing and Process Development

During the second quarter of 2014, we continued to finish the filling and labeling of product from our 100-litre production runs from 2013 in order to supply our clinical trial program. As well, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the U.S. Food and Drug Administration, for product approval.
Intellectual Property

At the end of the second quarter of 2014, we had been issued over 380 patents including 58 U.S. and 21 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Financing Activity

U.S. Share Purchase Agreement
On February 27, 2014, we entered into a common share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") that provided us with an initial investment in Oncolytics of US$1.0 million and makes available additional periodic investments of up to US$25.0 million over a 30-month term.

Upon execution of the Share Purchase Agreement, we received an investment of US$1.0 million in exchange for the issuance of 600,962 common shares to LPC. In addition, subject to the terms and conditions of the Share Purchase Agreement, we, at our sole discretion, may sell up to US$25.0 million worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on prevailing market prices of our common shares immediately preceding the notice of a sale without any fixed discount. Subject to the Share Purchase Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Share Purchase Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities and we can terminate the Share Purchase Agreement at any time at our sole discretion without any monetary cost or penalty.
Under the Share Purchase Agreement, we issued an initial commitment fee of 292,793 common shares to LPC and an additional 292,793 common shares will be issued on a pro-rata basis under the terms of the Share Purchase Agreement as an additional commitment fee. During the six month period ending June 30, 2014, we issued 2,400,962 common shares, 292,793 initial commitment fee common shares and 39,824 additional commitment fee common shares for net proceeds of approximately US$3,360,367.
Financial Impact

We estimated at the beginning of 2014 that our cash requirements to fund our operations for the year would be approximately $19.0 million. Our cash usage for the first half of 2014 was $11,944,313 from operating activities and $17,219 for the acquisition of property and equipment. Our net loss for the six month period ending June 30, 2014 was $10,203,614.

Cash Resources

We exited the second quarter of 2014 with cash and short-term investments totaling $18,912,415 (see “Liquidity and Capital Resources”).

REOLYSIN Development For 2014

Our planned development activity for REOLYSIN in 2014 is made up of clinical, manufacturing, and intellectual property programs. Our 2014 clinical program includes the anticipated release of clinical data from our randomized U.S. Phase II pancreatic cancer trial and our randomized U.S. Phase II ovarian cancer trial. As well, we expect to complete patient enrollment in at least two of our randomized Phase II studies sponsored by the NCIC with possible clinical data read outs towards the end of 2014. We expect to use our clinical data along with various consultations to assist in the determination of our regulatory pathway and the next steps for our clinical program.

Our 2014 manufacturing program includes continued production of 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2014. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We now estimate the cash requirements to fund our operations for 2014 will be between $21.0 - $23.0 million from an initial estimate of $19.0 million. Our actual 2014 cash requirements will depend on our clinical and manufacturing program activities. (see “Liquidity and Capital Resources”). The increase in our expected cash requirements for 2014 is mainly due to the accelerated pay down of working capital, faster than expected enrollment in some of our Third Party Trials and the timing of our manufacturing activities.
Second Quarter Results of Operations
(for the three months ended June 30, 2014 and 2013)

Net loss for the three month period ending June 30, 2014 was $4,718,163 compared to $5,019,681 for the three month period ending June 30, 2013.

Research and Development Expenses (“R&D”)

	2014 $	2013 $
Clinical trial expenses	1,414,591	2,210,749
Manufacturing and related process development expenses	638,642	558,450
Intellectual property expenditures	232,227	363,417
Research collaboration expenses	98,434	96,674
Other R&D expenses	992,813	925,413
Foreign exchange loss (gain)	(19,278)	(352,774)
Share based payments	197,626	2,378
Research and development expenses	3,555,055	3,804,307

Clinical Trial Program

	2014 $	2013 $
Direct patient expenses	1,414,591	2,210,749
Clinical trial expenses	1,414,591	2,210,749

Our clinical trial expenses were $1,414,591 for the second quarter of 2014 compared to $2,210,749 for the second quarter of 2013. During the second quarter of 2014, we incurred direct clinical trial expenses associated with our 13 Third Party Trials, primarily associated with the enrollment in our four randomized NCIC clinical trials, our two randomized clinical trials with the NCI and our CTRC clinical trial collaboration. In addition, we incurred costs associated with the monitoring, collection and analysis of the clinical data from stage 1 of our Phase III head and neck trial and the re-treatment of patients enrolled in our sponsored lung and colorectal clinical trials.

During the second quarter of 2013, we incurred clinical trial expenses primarily associated with the clinical trial activities relating to stage 1 of our Phase III head and neck trial. In addition, we incurred direct patient costs associated with our 12 Third Party Trials which included the four randomized clinical studies that are sponsored by the NCIC and the two randomized clinical trials that are sponsored by the NCI.

Manufacturing & Related Process Development (“M&P”)

	2014 $	2013 $
Product manufacturing expenses	434,493	200,087
Process development expenses	204,149	358,363
Manufacturing and related process development expenses	638,642	558,450

Our M&P expenses for the second quarter of 2014 were $638,642 compared to $558,450 for the second quarter of 2013. During the second quarter of 2014, our product manufacturing costs mainly related to the fill, labeling and lot release testing of product to be used in our clinical trial program. As well, costs were incurred associated with shipping and storage of our bulk and vialed product. During the second quarter of 2013, our product manufacturing costs mainly related to shipping, storage and stability activities.

Our process development expenses for the second quarter of 2014 were $204,149 compared to $358,363 for the second quarter of 2013. During the second quarters of 2014 and 2013, our process development activities focused on our validation master plan. These activities included assay development, optimization, validation and stability studies.

Intellectual Property Expenses

	2014 $	2013 $
Intellectual property expenses	232,227	363,417

Our intellectual property expenses for the second quarter of 2014 were $232,227 compared to $363,417 for the second quarter of 2013. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the second quarter of 2014, we had been issued over 380 patents including 58 U.S. and 21 Canadian patents, as well as issuances in other jurisdictions.

Research Collaborations

	2014 $	2013 $
Research collaborations	98,434	96,674

Our research collaboration expenses for the second quarter of 2014 were $98,434 compared to $96,674 for the second quarter of 2013. During the second quarters of 2014 and 2013, our research collaborations included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	2014 $	2013 $
R&D consulting fees	61,070	134,902
R&D salaries and benefits	753,575	677,308
Other R&D expenses	178,168	113,203
Other research and development expenses	992,813	925,413

Our Other Research and Development expenses for the second quarter of 2014 were $992,813 compared to $925,413 for the second quarter of 2013. During the second quarters of 2014 and 2013, our Other Research and Development activities focused on supporting our clinical trial program. With our shift to Third Party Trials, the support required has been relatively consistent over these two periods.

Share Based Payments

	2014 $	2013 $
Share based payments	197,626	2,378

Share based payments are a result of activity related to our stock option plan. During the second quarter of 2014, our non-cash share based payment expenses were $197,626 compared to $2,378 for the second quarter of 2013. In the second quarters of 2014 and 2013, we incurred stock based compensation associated with the vesting of previously granted stock options.

Operating Expenses

	2014 $	2013 $
Public company related expenses	602,002	625,012
Office expenses	400,923	542,546
Amortization of property and equipment	38,512	25,565
Share based payments	168,378	127,619
Operating expenses	1,209,815	1,320,742

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. Our public company related expenses were $602,002 for the second quarter of 2014 compared to $625,012 for the second quarter of 2013. Our public company activities during the second quarters of 2014 and 2013 were relatively consistent.

Office expenses include compensation costs (excluding share based payments), office rent and other office related costs. Our office expenses were $400,923 for the second quarter of 2014 compared to $542,546 for the second quarter of 2013. In 2014, our office expenses decreased compared to 2013 mainly due to a reduction in salaries associated with a decrease in our head count.

During the second quarter of 2014, our non-cash share based payment expenses were $168,378 compared to $127,619 for the second quarter of 2013. We incurred stock based compensation associated with the vesting of previously granted stock options along with the grant of stock options to our new directors elected at the 2014 and 2013 Annual General Meetings.

Results of Operations
(for the six month period ending June 30, 2014 and 2013)

Net loss for the six month period ending June 30, 2014 was $10,203,614 compared to $11,626,517 for the six month period ending June 30, 2013.

Research and Development Expenses (“R&D”)

	2014 $	2013 $
Clinical trial expenses	2,708,863	5,301,195
Manufacturing and related process development expenses	1,469,411	1,111,415
Intellectual property expenditures	579,520	579,787
Research collaboration expenses	375,685	165,292
Other R&D expenses	1,981,834	1,750,412
Foreign exchange loss (gain)	212,680	7,960
Share based payments	405,396	5,290
Research and development expenses	7,733,389	8,921,351

Clinical Trial Program

	2014 $	2013 $
Direct patient expenses	2,708,863	5,301,195
Clinical trial expenses	2,708,863	5,301,195

Our clinical trial expenses were $2,708,863 for the six month period ending June 30, 2014 compared to $5,301,195 for the six month period ending June 30, 2013. During the six month period ending June 30, 2014, our clinical trial program activities relating to stage 1 of our randomized Phase III head and neck trial continued to decline as a result of the completion of stage 1 of this trial. In the first half of 2013, we were incurring direct patient costs associated with the re-treatment of patients previously enrolled in stage 1. In addition, we incurred direct patient costs associated with our 13 Third Party Trials, primarily associated with the enrollment in our four randomized NCIC clinical trials, our two randomized clinical trials with the NCI and our CTRC clinical trial collaboration.

We still expect our clinical trial expenses to continue to decrease in 2014 compared to 2013 until we determine our regulatory path and the next steps in our clinical program. We do expect to incur support costs associated with our Third Party Trials, but these costs are expected to be less than the typical costs associated with directly funding similar clinical trials. We also expect to incur regulatory consulting activities and associated costs in order to support our decisions with respect to our regulatory path and the next steps for our clinical program. Finally, we expect to complete enrollment in the two clinical trials that we are currently sponsoring incurring related direct patient expenses.

Manufacturing & Related Process Development (“M&P”)

	2014 $	2013 $
Product manufacturing expenses	979,719	423,462
Process development expenses	489,692	687,953
Manufacturing and related process development expenses	1,469,411	1,111,415

Our M&P expenses for the six month period ending June 30, 2014 were $1,469,411 compared to $1,111,415 for the six month period ending June 30, 2013. During the six month period ending June 30, 2014, our product manufacturing activities mainly related to supplying our clinical program with sufficient REOLYSIN. Specifically, product manufacturing expenses during the first half of 2014 consisted of vial filling, labeling and lot release testing of product. As well, costs were incurred associated with shipping and storage of our bulk and vialed product. During the six month period ending June 30, 2013, our product manufacturing costs mainly related to shipping and storage activities.

Our process development expenses for the six month period ending June 30, 2014 were $489,692 compared to $687,953 for the six month period ending June 30, 2013. During the six month periods ending June 30, 2014 and 2013, our process development activities focused on our validation master plan. These activities included assay development, optimization, validation and stability studies.

We still expect our M&P expenses for 2014 to remain consistent with 2013. We expect to continue to produce 100-litre cGMP production runs including fill and finish activities in 2014. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2014 $	2013 $
Intellectual property expenses	579,520	579,787

Our intellectual property expenses for the six month period ending June 30, 2014 were $579,520 compared to $579,787 for the six month period ending June 30, 2013. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the first half of 2014, we had been issued over 380 patents including 58 U.S. and 21 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2014 compared to 2013.

Research Collaborations

	2014 $	2013 $
Research collaborations	375,685	165,292

Our research collaboration expenses for the six month period ending June 30, 2014 were $375,685 compared to $165,292 for the six month period ending June 30, 2013. During the six month period ending June 30, 2014, our research collaboration activities in 2014 mainly included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During the six month period ending June 30, 2013, we had just commenced biomarker studies as part of our research collaboration program along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We now expect that our research collaborations in 2014 will increase compared to 2013. We expect to complete our ongoing collaborative program carried over from 2013 and will continue to be selective in the types of new collaborations we enter into in 2014.

Other Research and Development Expenses

	2014 $	2013 $
R&D consulting fees	136,643	175,750
R&D salaries and benefits	1,552,522	1,414,157
Other R&D expenses	292,669	160,505
Other research and development expenses	1,981,834	1,750,412

Our Other Research and Development expenses for the first half of 2014 were $1,981,834 compared to $1,750,412 for the first half of 2013. During the six month period ending June 30 2014, our Other Research and Development activities focused on supporting our clinical program. With our shift to Third Party Trials, the support required has been relatively consistent over these two periods. The increase in these costs relates to additional support for our regulatory planning that commenced in 2014.

We still expect that our Other Research and Development expenses in 2014 will remain consistent compared to 2013.

Share Based Payments

	2014 $	2013 $
Share based payments	405,396	5,290

Share based payments are a result of activity related to our stock option plan. During the first half of 2014 and 2013, these amounts related to the vesting of previously granted stock options.

Operating Expenses

	2014 $	2013 $
Public company related expenses	1,432,293	1,515,456
Office expenses	825,402	1,074,328
Amortization of property and equipment	78,169	50,146
Share based payments	265,205	245,563
Operating expenses	2,601,069	2,885,493

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the first half of 2014, the costs associated with our public company listing fees, our investor relations activities and the cost of our Annual General Meeting decreased compared to the first half of 2013.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the first half of 2014, we incurred office expenses of $825,402 compared to $1,074,328 during the first half of 2013. In 2014, our office expenses decreased compared to 2013 mainly due to a reduction in salaries associated with a decrease in our head count.

During the six month period ending June 30, 2014, our non-cash share based payment expenses were $265,205 compared to $245,563 for the six month period ending June 30, 2013. We incurred stock based compensation associated with the vesting of previously granted stock options along with the grant of stock options to our new directors elected at the 2014 and 2013 Annual General Meetings.

We still expect our operating expenses in 2014 to remain consistent with 2013.

Commitments

As at June 30, 2014, we are committed to payments totaling $5,463,000 during the remainder of 2014 for activities related to clinical trial activity, manufacturing and collaborations. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

(unaudited)	2014		2013				2012
(amounts in thousands, except per share data)	June	March	Dec.	Sept	June	March	Dec.	Sept
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	4,718	5,485	5,792	6,114	5,020	6,607	8,492	9,244
Basic and diluted loss per common share(2)	$0.05	$0.06	$0.07	$0.07	$0.06	$0.08	$0.11	$0.12
Total assets(4)	20,047	23,036	28,222	32,549	39,267	44,272	22,078	29,086
Total cash(1), (4)	18,912	22,188	27,222	31,474	38,155	43,521	21,293	27,977
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)	Included in net loss and loss per common share between June 2014 and August 2012 are quarterly stock based compensation expenses
(recovery) of $366,005, $304,597, $233,028, ($59,497), $129,997, $120,856, $780,240, and ($121,685), respectively.

(3)
We issued 2,733,579 common shares for net cash proceeds of $3.7 million in 2014 (2013 - 8,048,533 common shares for net cash proceeds of $30.3 million; 2012 - 5,458,950 common shares for net cash proceeds of $20.8 million).

(4)	We have not declared or paid any dividends since incorporation.
Liquidity and Capital Resources
2014 Financing Activities

U.S. Share Purchase Agreement
On February 27, 2014, we entered into a common share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") that provided us with an initial investment in Oncolytics of U.S.$1.0 million and makes available additional periodic investments of up to U.S.$25.0 million over a 30-month term.
During the six month period ending June 30, 2014, we issued 2,733,579 common shares for net proceeds of approximately U.S.$3,360,367.
2013 Financing Activities

U.S. Public Offering
On February 25, 2013, we closed a U.S. underwritten public offering whereby we issued 8,000,000 common shares at an issue price of U.S.$4.00 per common share for gross proceeds of U.S.$32,000,000.

Options
Throughout the first half of 2013, we received cash proceeds of $0.1 million with respect to the exercise of 48,533 stock options.

Liquidity

As at June 30, 2014, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	June 30, 2014 $	December 31, 2013 $
Cash and cash equivalents	16,880,730	25,220,328
Short-term investments	2,031,685	2,001,644
Working capital position	15,909,268	21,680,907

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On August 1, 2014, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on September 1, 2016.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2014.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guaranteed investment certificates. As of June 30, 2014, we had $2.0 million invested under this policy, currently earning interest at an effective rate of 1.44%.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at June 30, 2014, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2014 by approximately $5,153.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2014 by approximately $14,634. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2014 by approximately $39,532.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at June 30, 2014 are as follows:

	U.S. Dollars $	British Pounds £	Euro €
Cash and cash equivalents	3,301,903	85,824	30,838
Accounts payable	(228,366)	(41,046)	(58,476)
	3,073,537	44,778	(27,638)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 88,247,844 common shares outstanding at August 6, 2014. If all of our options (5,987,844) were exercised we would have 94,235,688 common shares outstanding.

Our 2014 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended June 30, 2014 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.